Exhibit 99.3

Navios Maritime Acquisition Corporation

Reports Financial Results for the Third Quarter and Nine Months ended September 30, 2012

•	21.5% increase in quarterly revenue to $37.8 million

•	18.8% increase in quarterly EBITDA to $24.0 million

•	100% of available days contracted for 2012 and 83.4% for 2013

•	Delivery of four newbuild product tankers

•	$12.0 million of Preferred Stock

•	Quarterly dividend of $0.05 per share

PIRAEUS, GREECE November 13, 2012 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the third quarter and nine months ended September 30, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition, stated, “I am pleased with our results. We are beginning to show the benefits of the economic engine we have assembled over the past several years. For the third quarter of 2012, we increased revenue by about 22% and EBITDA by about 19%. Because of these strong results, we declared a quarterly dividend of $0.05 per share, reflecting a yield of about 7.6% on our common stock.”

Angeliki Frangou, continued “Navios Acquisition is building a stable business in a difficult operating environment. While most of its peers are struggling, Navios Acquisition has developed a low cash flow breakeven through economies of scale. We have also become a trusted name in the tanker market. For 2013, we have about 83% of the available days fixed. We also have significant upside for 2013 through profit sharing we have on 70% of our vessels. As result, it seems that we will exit this phase of the cycle stronger than we entered.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On November 9, 2012, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2012 of $0.05 per share of common stock. The dividend is payable on January 4, 2013 to stockholders of record as of December 19, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition's cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Redeemable Convertible Preferred Stock

Navios Acquisition agreed to issue 1,200 shares of its authorized Series D Redeemable Convertible Preferred Stock without voting rights (“Series D Preferred Stock”) in partial payment of the purchase price of four newbuild LR1 product tankers, including the Nave Cassiopeia and the Nave Cetus. The Series D Preferred Stock has an effective dividend rate of 3.6%. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price of $10.00 and may be converted prior to maturity at a price of $7.00 per share of common stock. At the holder's option, exercisable beginning 18 months after issuance, the shares of Series D Preferred Stock are redeemable at par.

Delivery of four newbuild product tankers

On November 9, 2012, Navios Acquisition took delivery of the Nave Aquila, a 49,991 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $13,331 per day for a period of three years plus two one year options with 50% profit sharing, calculated monthly and based on a formula incorporating a $1,000 premium above the relevant index. Base rate for the first optional year is $14,566 (net) plus profit sharing and for the second optional year $15,553 (net) plus profit sharing, with both being at the charterer’s option.

On October 30, 2012, Navios Acquisition took delivery of the Nave Cetus, a 74,581 dwt LR1 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $11,850 per day for a period of one year plus 50% profit sharing. The charterer has the option to extend the charter for another six months at the same terms. Navios Acquisition issued 300 shares of its Series D Preferred Stock to the shipyard, in partial settlement of the purchase price.

On August 31, 2012, Navios Acquisition took delivery of the Nave Cassiopeia, a 74,711 dwt LR1 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $11,850 per day for a period of one year plus 50% profit sharing. The charterer has the option to extend the charter for another six months at the same terms. Navios Acquisition issued 300 shares of its Series D Preferred Stock to the shipyard, in partial settlement of the purchase price.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 49,992 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $13,331 per day for a period of three years plus two one year options with 50% profit sharing, calculated monthly and based on a formula incorporating a $1,000 premium above the relevant index. Base rate for the first optional year is $14,566 (net) plus profit sharing and for the second optional year $15,553 (net) plus profit sharing, with both being at the charterer’s option.

Time Charter Coverage

As of November 13, 2012, Navios Acquisition has contracted 100.0%, 83.4% and 55.2% of its available days on a charter-out basis for 2012, 2013 and 2014, respectively, equivalent to $150.7 million, $173.8 million and $140.4 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $25,631, $22,667 and $25,547 for 2012, 2013 and 2014, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three and nine month periods ended September 30, 2012 and 2011. The quarterly and nine month information for 2012 and 2011 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended September 30, 2012 (unaudited)	Three Month Period ended September 30, 2011 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2011 (unaudited)
Revenue	$37,761	$31,127	$109,423	$82,274
EBITDA	$23,984	$20,169	$70,388	$50,877
Net loss	$(1,415)	$(2,767)	$(4,131)	$(6,372)
Loss per share (basic and diluted)	$(0.03)	$(0.06)	$(0.09)	$(0.13)

EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA to net cash provided by operating activities).

Three month periods ended September 30, 2012 and 2011

Revenue for the three month period ended September 30, 2012 increased by $6.7 million or 21.5% to $37.8 million, as compared to $31.1 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012 and the Nave Cassiopeia in August 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,472 days for the three month period ended September 30, 2012, as compared to 1,054 days for the three month period ended September 30, 2011. Time charter equivalent (“TCE”) decreased to $25,185 for the three month period ended September 30, 2012, from $29,518 for the three month period ended September 30, 2011.

EBITDA for the three month period ended September 30, 2012, increased by $3.8 million to $24.0 million, as compared to $20.2 million for the same period in 2011. The increase in EBITDA was due to a $6.7 million increase in revenue as a result of the acquisition of vessels discussed above. The above increase was partially off-set by a: (a) $2.0 million increase in management fees; (b) $0.3 million increase in other expense, net and (c) $0.6 million increase in time charter expenses.

Net loss for the three month period ended September 30, 2012 decreased by 50% to $1.4 million compared to a $2.8 million loss for the three month period ended September 30, 2011. The decrease in net loss by $1.4 million was due to a: (a) $0.5 million increase in direct vessel expenses; (b) $1.6 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; (c) $0.1 million decrease in interest income and (d) $0.2 million increase in interest expense and finance cost net, partially offset by $3.8 million increase in EBITDA.

Nine month periods ended September 30, 2012 and 2011

Revenue for the nine month period ended September 30, 2012 increased by $27.1 million or 32.9% to $109.4 million, as compared to $82.3 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda in November 2011, the Nave Estella in January 2012, the Nave Atria in July 2012 and the Nave Cassiopeia in August 2012. As a result of the vessel acquisitions, available days of the fleet increased to 4,107 days for the nine month period ended September 30, 2012, as compared to 2,815 days for the nine month period ended September 30, 2011. TCE decreased to $26,074 for the nine month period ended September 30, 2012, from $29,223 for the nine month period ended September 30, 2011.

EBITDA for the nine month period ended September 30, 2012, increased by $19.5 million to $70.4 million, as compared to $50.9 million for the same period in 2011. The increase in EBITDA was due to a: (a) $27.1 million increase in revenue due to the acquisition of vessels discussed above; (b) $0.9 million decrease in write off of deferred finance costs; (c) $0.3 million decrease in general and administrative expenses; and (d) $0.5 increase in other income, net. The above $28.5 million increase was partially off-set by a: (i) $8.5 million increase in management fees; and (ii) $0.8 million increase in time charter expenses.

Net loss for the nine month period ended September 30, 2012 decreased by 36% to $4.1 million compared to a $6.4 million loss for the nine month period ended September 30, 2011. The decrease in net loss by $2.3 million was due to a: (a) $1.6 million increase in direct vessel expenses; (b) $5.6 million increase of interest expenses and finance cost, net; (c) $9.2 million increase in depreciation and amortization due to the acquisitions of vessels discussed above; and (d) $0.8 million decrease in interest income, partially offset by the $19.5 million increase in EBITDA.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and nine month periods ended September 30, 2012 and 2011.

	Three month period ended September 30,		Nine month period ended September 30,
	2012	2011	2012	2011
FLEET DATA
Available days (1)	1,472	1,054	4,107	2,815
Operating days (2)	1,468	1,049	4,079	2,768
Fleet utilization (3)	99.7%	99.5%	99.3%	98.3%
Vessels operating at period end	17	13	17	13
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$25,185	29,518	$26,074	$29,223

(1)	Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.

(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, November 13, 2012 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the third quarter and nine months ended September 30, 2012.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 4017 0559

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 4017 0559

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be 8:00 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition

expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	September 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$45,885	$41,300
Restricted cash, short term portion	26,206	30,640
Accounts receivable, net	4,741	6,478
Prepaid expenses and other current assets	816	489

Total current assets	77,648	78,907

Vessels, net	870,274	774,624
Deposits for vessels acquisitions	323,316	245,567
Deferred finance costs, net	21,573	24,819
Goodwill	1,579	1,579
Intangible assets—other than goodwill	53,395	59,879
Restricted cash, long term portion	—	1,574
Other long-term assets	884	1,310
Deferred dry dock and special survey cost, net	8,404	7,210

Total non-current assets	1,279,425	1,116,562

Total assets	$1,357,073	$1,195,469

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$544	$1,021
Dividend payable	2,410	2,421
Accrued expenses	23,112	15,492
Due to related parties, short term	30,482	43,616
Deferred revenue	2,497	3,251
Current portion of long term debt	17,000	11,928

Total current liabilities	76,045	77,729

Long-term debt, net of current portion	966,497	833,483
Loans due to related party	30,000	40,000
Due to related parties, long term	49,433	—
Other long term liabilities	275	480
Unfavorable lease terms	4,415	4,928

Total non-current liabilities	1,050,620	878,891

Total liabilities	1,126,665	956,620

Commitments and contingencies	—	—
Series D Convertible Preferred stock 300 shares issued and outstanding with $3,000 redemption amount	3,000	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of September 30, 2012 and December 31, 2011	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 issued and outstanding as of September 30, 2012 and December 31, 2011	4	4
Additional paid-in capital	248,539	255,849
Accumulated deficit	(21,135)	(17,004)

Total stockholders’ equity	227,408	238,849

Total liabilities and stockholders’ equity	$1,357,073	$1,195,469

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended September 30, 2012 (unaudited)	For the Three Months Ended September 30, 2011 (unaudited)	For the Nine Months Ended September 30, 2012 (unaudited)	For the Nine Months Ended September 30, 2011 (unaudited)
Revenue	$37,761	$31,127	$109,423	$82,274
Time charter expenses	(678)	(113)	(2,337)	(1,503)
Direct vessel expenses	(789)	(306)	(1,892)	(306)
Management fees	(11,813)	(9,768)	(33,870)	(25,408)
General and administrative expenses	(1,168)	(1,197)	(2,845)	(3,112)
Write-off of deferred finance costs	—	—	—	(935)
Depreciation and amortization	(12,402)	(10,828)	(36,391)	(27,169)
Interest income	100	332	391	1,229
Interest expenses and finance cost, net	(12,308)	(12,134)	(36,627)	(31,003)
Other (expense)/income, net	(118)	120	17	(439)

Net loss	$(1,415)	$(2,767)	$(4,131)	$(6,372)

Net loss attributable to common shareholders	(1,212)	(2,338)	(3,541)	(5,470)

Net loss per share, basic	$(0.03)	$(0.06)	$(0.09)	$(0.13)

Weighted average number of shares, basic	40,517,413	39,356,450	40,517,413	41,858,882

Net loss per share, diluted	$(0.03)	$(0.06)	$(0.09)	$(0.13)

Weighted average number of shares, diluted	40,517,413	39,356,450	40,517,413	41,858,882

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Nine Months Ended September 30, 2012 (unaudited)	For the Nine Months Ended September 30, 2011 (unaudited)
Operating Activities
Net loss	$(4,131)	$(6,372)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	36,391	27,169
Amortization & write-off of deferred finance cost, net	2,208	1,609
Amortization of dry dock and special survey costs	1,892	306
Write-off of deferred finance costs	—	935
Changes in operating assets and liabilities:
Increase in prepaid expenses	(327)	(1,504)
Decrease/(increase) in accounts receivable	1,737	(498)
Decrease/(increase) in restricted cash	343	(338)
Decrease in other long term assets	425	—
Decrease in accounts payable	(477)	(2,612)
Payments for drydock and special survey costs	(3,086)	(13,978)
Increase in accrued expenses	7,619	13,205
Increase in due to related parties	32,280	21,340
Decrease in deferred revenue	(755)	(677)
(Decrease)/increase in other long term liabilities	(206)	536

Net cash provided by operating activities	$73,913	$39,121

Investing Activities
Acquisition of vessels	(45,025)	(106,725)
Deposits for vessel acquisition	(151,033)	(49,439)
Decrease in restricted cash	15,848	1,775
Acquisition on intangible assets other than goodwill	—	(10,347)

Net cash used in investing activities	$(180,210)	$(164,736)

Financing Activities
Loan proceeds, net of deferred finance costs and net of premium	148,005	188,626
Loan from related party proceeds	—	29,609
Loan repayment to related party	(10,000)	(6,000)
Loan repayments	(9,620)	(96,340)
Dividend paid	(7,321)	(7,343)
Increase in restricted cash	(10,182)	(1,619)

Net cash provided by financing activities	$110,882	$106,933

Net increase / (decrease) in cash and cash equivalents	4,585	(18,682)
Cash and cash equivalents, beginning of year	41,300	61,360

Cash and cash equivalents, end of period	$45,885	$42,678

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$30,432	$18,259	$73,913	$39,121
Net (decrease)/ increase in operating assets	(223)	1,656	(2,178)	2,340
Net increase in operating liabilities	(17,760)	(22,562)	(38,461)	(31,792)
Net interest cost	12,208	11,802	36,236	29,774
Deferred finance costs	(763)	(743)	(2,208)	(1,609)
Capitalized dry dock and special survey costs, net	90	11,757	3,086	13,978
Write-off of deferred finance costs	—	—	—	(935)

EBITDA(1)	$23,984	$20,169	$70,388	$50,877

(1)	Three Month Period Ended September 30, 2012	Three Month Period Ended September 30, 2011	Nine Month Period Ended September 30, 2012	Nine Month Period Ended September 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by operating activities	$30,432	$18,259	$73,913	$39,121
Net Cash used in investing activities	$(41,802)	$(104,509)	$(180,210)	$(164,736)
Net Cash provided by financing activities	$15,192	$88,377	$110,882	$106,933

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Polaris	Chemical Tanker	2011	25,145
Shinyo Splendor	VLCC	1993	306,474
Shinyo Navigator	VLCC	1996	300,549
C. Dream	VLCC	2000	298,570
Shinyo Ocean	VLCC	2001	281,395
Shinyo Kannika	VLCC	2001	287,175
Shinyo Saowalak	VLCC	2010	298,000
Shinyo Kieran	VLCC	2011	297,066
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Atria	MR2 Product Tanker	2012	49,992
Nave Cassiopeia	LR1 Product Tanker	2012	74,711
Nave Cetus	LR1 Product Tanker	2012	74,581
Nave Aquila	MR2 Product Tanker	2012	49,991
Owned Vessels to be Delivered
TBN	LR1	Q1 2013	75,000
TBN	LR1	Q1 2013	75,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000